

Cue Energy Resources Limited

A.B.N. 45 066 383 971

Level 21
114 William Street
Melbourne Victoria 3000
Australia

Telephone: (03) 9670 8668
Facsimile: (03) 9670 8661
Email: mail@cuenrg.com.au
Website: www.cuenrg.com.au


SEC MAIL PROCESSING
RECEIVED
SEP 08 2010
WASH., D.C.
200
SECTION

24 August 2010

SUPPL




10016368

Securities & Exchange Commission
Judiciary Plaza,
450 Fifth Street
Washington DC 20549

Dear Sir/Madam,

Please see attached information furnished pursuant to Section 12g3-2(b).
Our file number is 82-34692.

Yours faithfully,

Andrew M Knox
Public Officer

Enc.



Cue Energy Resources Limited

A.B.N. 45 066 383 971

Full Year Report of Cue Energy Resources Limited for the Financial Year Ended 30 June 2010

HIGHLIGHTS

- **Production income up 80% to A$54.7 million**
- **Gross profit up 98% to A$43.6 million**
- **Record performance for the year**

  Net profit of A$27.5 million
- **579% increase in cash over 2009**

  Cash at year end increased to A$29.4 million (current cash balance A$40 million)
- **Reduced debt to US$12 million**
- **78% increase in oil sales**

  0.59 million barrels of oil sold in year with first full year of Maari field production
- **First gas production from Oyong field**

  2.12 billion cubic feet sold since 1 October 2009
- **Interest in Kimu gas field sold for US$5.14 million**
- **Farmed out 65% interest in WA389P to Woodside for a collective consideration of US$5 million in back costs yet to be paid to Cue, and Cue to be free carried through 1440 sqm km of new 3D seismic and one exploration well, anticipated to be drilled Q4 2011**
- **Petrobras farmin to WA360P. Artemis well to be drilled Q4 2010**
- **Wortel development decision before year end**



Cue Energy Resources Limited

A.B.N. 45 066 383 971

Full Year Report of Cue Energy Resources Limited for the Financial Year Ended 30 June 2010

This Financial Year Report is provided to the Australian Stock Exchange (ASX) under ASX Listing Rule 4.2A

Current Reporting Period:	Financial Year ended 30 June 2010
Previous Corresponding Period:	Financial Year ended 30 June 2009

Results for Announcement to the Market for the Financial Year Ended 30 June 2010

(Previous Corresponding Period: Financial Year Ended 30 June 2009)

HIGHLIGHTS

- **Production income up 80% to A$54.7 million**
- **Gross profit up 98% to A$43.6 million**
- **Record performance for the year**

  Net profit of A$27.5 million
- **579% increase in cash over 2009**

  Cash at year end increased to A$29.4 million (current cash balance A$40 million)
- **Reduced debt to US$12 million**
- **78% increase in oil sales**

  0.59 million barrels of oil sold in year with first full year of Maari field production
- **First gas production from Oyong field**

  2.12 billion cubic feet sold since 1 October 2009
- **Interest in Kimu gas field sold for US$5.14 million**
- **Farmed out 65% interest in WA389P to Woodside for a collective consideration of US$5 million in back costs yet to be paid to Cue, and Cue to be free carried through 1440 sqm km of new 3D seismic and one exploration well, anticipated to be drilled Q4 2011**
- **Petrobras farmin to WA360P. Artemis well to be drilled Q4 2010**
- **Wortel development decision before year end**

Revenue and Net Profit/(Loss)

	Percentage Change Over June '09	**Amount $'000**
Revenue	Up 98%	64,488
Profit after tax attributable to members	Up 222%	27,510
Net profit attributable to members	Up 222%	27,510

Dividends
It is not proposed to pay dividends.

Brief Explanation of Revenue, Net Profit/(Loss) and Dividends Distributions (if any)

(i) Revenue from Ordinary Activities
Increased revenues can be attributed mainly to revenue of $54.7M from significantly increased oil production from the Maari field in the Taranaki basin, New Zealand and the commencement of gas production at Oyong in the Sampang PSC, Indonesia.

(ii) Net Result
The net profit was primarily as a result of increased production receipts and comparatively negligible impairment writedowns.

	30/06/2010	**30/06/2009**
Net Tangible Assets Per Security	10.7 cents	7.5 cents



Cue Energy Resources Limited

A.B.N. 45 066 383 971

PRELIMINARY FINANCIAL REPORT

30 June 2010

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME FOR THE FINANCIAL YEAR ENDED 30 June 2010

	NOTE	2010 $000's	2009 $000's
Production income		54,700	30,445
Production costs		(11,076)	(8,466)
Gross Profit		43,624	21,979
Other income	2	9,788	2,098
Amortisation costs		(11,418)	(15,504)
Finance costs		(240)	(323)
Impairment expenses		(236)	(26,972)
Other expenses	3	(2,167)	(2,183)
Profit/(Loss) before income tax		39,351	(20,905)
Income tax benefit/(expense)		(11,841)	(1,680)
Net Profit/(Loss) for the year		27,510	(22,585)
Other comprehensive income			
Change in the value of available for sale financial assets		-	-
Other comprehensive income for the year net of tax		-	-
Total comprehensive income for the year		27,510	(22,585)
Profit/(loss) is attributable to:			
owners of Cue Energy Resources Limited		27,510	(22,585)
Total comprehensive income for the year Is attributable to :			
owners of Cue Energy Resources Limited		27,510	(22,585)
Basic earnings (loss) per share (cents per share)		4.0	(3.6)
Diluted earnings (loss) per share (cents per share)		4.0	(3.6)

The above Statement of Comprehensive Income should be read in conjunction with the attached Notes.

CONSOLIDATED STATEMENT OF FINANCIAL POSITION
FOR THE FINANCIAL YEAR ENDED 30 June 2010

	NOTE	2010 $000's	2009 $000's
Current Assets			
Cash and cash equivalents	6	29,373	4,324
Receivables		14,455	7,035
Total Current Assets		43,828	11,359
Non Current Assets			
Property, plant and equipment		72	75
Other financial assets		-	337
Deferred tax asset		15,124	11,668
Exploration and evaluation expenditure		24,817	17,377
Production properties		66,714	68,290
Total Non Current Assets		106,727	97,747
Total Assets		**150,555**	**109,106**
Current Liabilities			
Payables		4,090	4,805
Tax liabilities		4,478	725
Bank loan		7,720	8,642
Provisions		348	113
Total Current Liabilities		16,636	14,285
Non Current Liabilities			
Bank loan		6,403	15,551
Deferred tax liabilities		27,217	15,902
Provisions		873	1,036
Total Non Current Liabilities		34,493	32,489
Total Liabilities		**51,129**	**46,774**
Net Assets		**99,426**	**62,332**
Shareholders' Equity			
Issued capital		151,468	141,800
Reserves		391	475
Accumulated losses		(52,433)	(79,943)
Total Shareholders' Equity		**99,426**	**62,332**

The above Statement of Financial Position should be read in conjunction with the attached Notes.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY FOR THE FINANCIAL YEAR ENDED 30 June 2010

	Attributable to equity holders of the parent				
	Issued Capital	**Accumulated Losses**	**Share-based Payment Reserve**	**Available for Sale Reserve**	**Total**
	$000's	**$000's**	**$000's**	**$000's**	**$000's**
Balance at 1 July 2009	141,800	(79,943)	334	141	62,332
Security-based payments	-	-	57	-	57
Asset revaluation differences	-	-	-	(141)	(141)
Profit for the period	-	27,510	-	-	27,510
Issue of shares	9,668	-	-	-	9,668
Costs of capital rising	-	-	-	-	-
Balance at 30 June 2010	**151,468**	**(52,433)**	**391**	**-**	**99,426**

	Attributable to equity holders of the parent				
	Issued Capital	**Accumulated Losses**	**Share-based Payment Reserve**	**Available for Sale Reserve**	**Total**
	$000's	**$000's**	**$000's**	**$000's**	**$000's**
Balance at 1 July 2008	141,800	(57,358)	118	141	84,701
Security-based payments	-	-	216	-	216
Asset revaluation differences	-	-	-	-	-
Profit for the period	-	(22,585)	-	-	(22,585)
Issue of shares	-	-	-	-	-
Costs of capital rising	-	-	-	-	-
Balance at 30 June 2009	**141,800**	**(79,943)**	**334**	**141**	**62,332**

The above Statement of Changes in Equity should be read in conjunction with the attached Notes.

CONSOLIDATED CASH FLOWS STATEMENT FOR THE FINANCIAL YEAR ENDED 30 June 2010

	NOTE	2010 $000's	2009 $000's
Cash Flows from Operating Activities			
Production income		54,713	31,872
Interest received		288	175
Payments to employees and other suppliers		(11,654)	(10,840)
Income tax paid		(229)	(2,067)
Royalties paid		(898)	(126)
Net cash provided by operating activities	6 (a)	42,220	19,014
Cash Flows from Investing Activities			
Payments with respect to exploration expenditure		(6,734)	(14,184)
Payments for office equipment		(23)	(1)
Payments with respect to production properties		(11,426)	(28,413)
Proceeds from sale of investments		670	-
Net cash (used in) investing activities		(17,513)	(42,598)
Cash Flows from Financing Activities			
Proceeds from borrowings		-	11,372
Repayment of borrowings		(10,070)	-
Proceeds from Entitlement Offer		9,668	-
Net cash provided by financing activities		(402)	11,372
Net Increase (Decrease) in Cash Held		24,305	(12,212)
Cash and cash equivalents at the beginning of the period.		4,324	14,761
Effect of exchange rate change on foreign currency balances held at the beginning of the year		744	1,775
Cash and cash equivalents at the end of the period	6 (b)	**29,373**	**4,324**

The above Statement of Cash Flows should be read in conjunction with the attached Notes.

NOTES TO THE FINANCIAL STATEMENTS FOR THE FINANCIAL YEAR ENDED 30 June 2010

NOTE 1 BASIS OF PREPARATION

The preliminary financial report has been prepared on the basis of historical cost, except for the revaluation of certain non-current assets and financial instruments. Cost is based on the fair values of the consideration given in exchange for assets. All amounts are presented in Australian dollars, unless otherwise noted.

The accounting policies and methods of computation adopted in the preparation of the preliminary financial report are consistent with those adopted and disclosed in the company's annual financial report for the year ended 30 June 2009.

NOTE 2 OTHER INCOME

	2010 $'000	2009 $'000
Interest from cash and cash equivalents	322	157
Net foreign exchange gains	2,329	1,776
Profit on sale of available for sale financial assets (Sale of Octanex shares)	474	-
Profit on sale of exploration assets	4,505	-
Operating expense recovery	163	165
Oil Hedge Recognition		
- realised	575	-
- unrealised	1,420	-
Total Other Income	**9,788**	**2,098**

NOTE 3 OTHER EXPENSES

	2010 $'000	2009 $'000
Depreciation	26	38
Employee remuneration	1,463	1,492
Office lease	156	154
Administration expenses	522	499
Total Other Expenses	**2,167**	**2,183**

NOTES TO THE FINANCIAL STATEMENTS FOR THE FINANCIAL YEAR ENDED 30 June 2010 (continued)

	CONSOLIDATED ENTITY	
	2010	2009
	$'000	$'000
NOTE 4 INCOME TAX EXPENSE		
Current tax	2,149	2,311
Deferred tax	9,692	(631)
	11,841	**1,680**
Income tax expense (benefit) is attributable to:		
Profit from continuing operations	11,841	1,680
	11,841	**1,680**
Aggregate income tax expense		
Deferred Income tax (revenue) expenses included in income tax comprises:		
Decrease (increase) in deferred tax assets	8,264	2,460
(Decrease) increase in deferred tax liabilities	1,428	(3,091)
	9,692	**(631)**

NOTES TO THE FINANCIAL STATEMENTS FOR THE FINANCIAL YEAR ENDED 30 June 2010 (continued)

NOTE 5 SEGMENT INFORMATION

The principal business of the group is the production and exploration for hydrocarbons in Australia, New Zealand, Indonesia and PNG.

Management has determined the operating segments based upon reports reviewed by the board and executive management that are used to make strategic decisions.

The board considers the business from both a product and geographic perspective and has identified four reportable segments.

2010	Australia	NZ	Indonesia	PNG	All Other Segments	Total
	$'000	$'000	$'000	$'000	$'000	$'000
Production Revenue	-	28,480	22,574	3,646	-	54,700
Production Expenses	-	3,950	5,977	1,149	-	11,076
Gross Profit	-	24,530	16,597	2,497	-	43,624
Other revenue	9,788	-	-	-	-	9,788
Earnings before interest, tax, depreciation and amortisation	6,825	25,398	16,596	2,452	-	51,271
2009						
	$'000	$'000	$'000	$'000	$'000	$'000
Production Revenue	-	5,327	19,937	5,181	-	30,445
Production Expenses	-	965	6,476	1,025	-	8,466
Gross Profit	-	4,362	13,461	4,156	-	21,979
Other revenue	2,098	-	-	-	-	2,098
Earnings before interest, tax, depreciation and amortisation	(3,898)	8,211	13,463	4,156	-	21,932
Total segment assets						
30 June 2010	47,377	68,116	31,084	3,978	-	150,555
30 June 2009	14,138	49,816	41,666	5,179	-	110,799

NOTES TO THE FINANCIAL STATEMENTS FOR THE FINANCIAL YEAR ENDED 30 June 2010 (continued)

NOTE 5 SEGMENT INFORMATION (cont')

Reconciliation of earnings before interest, tax, depreciation and amortisation (EBITDA) to Net Profit before Income Tax:

	2010 $'000	2009 $'000
EBITDA	51,271	21,932
Interest expense	(240)	(323)
Depreciation	(26)	(38)
Amortisation	(11,418)	(15,504)
Impairment writedowns	(236)	(26,972)
Net Profit before Income Tax	39,351	(20,905)

The Board assesses the performance of the operating segments based upon a measure of earnings before interest, tax, depreciation and amortisation.

The Company operated predominantly in one industry, exploration and production of hydrocarbons.

NOTE 6 CONTRIBUTED CAPITAL

	June 2010 Number	June 2009 Number	June 2010 $'000	June 2009 $'000
Ordinary shares fully paid (no par value)	693,319,718	628,239,007	151,468	141,800
Total Share Capital	693,319,718	628,239,007	151,468	141,800

Movements in contributed capital since 1 July 2009 were as follows:

	Ordinary Shares	Issue price	$'000
01/07/09 balance at beginning period	628,239,007		141,800
23/07/09 share issue	62,223,683	15 cents	9,333
06/08/09 share issue	2,232,028	15 cents	335
04/01/10 share issue	625,000	-	-
30/06/10 balance at end period	693,319,718		151,468

NOTES TO THE FINANCIAL STATEMENTS FOR THE FINANCIAL YEAR ENDED 30 June 2010 (continued)

NOTE 7 NOTES TO THE CASH FLOWS STATEMENT

Notes to Cash Flow Statement
For the Financial Year Ended 30 June 2010

	2010 $000's	2009 $000's
(a) Reconciliation of operating profit / (loss) to net cash flows from operating activities:		
Reported profit / (loss) after tax	27,510	(22,585)
Impact of changes in working capital items		
Decrease/(increase) in assets	(11,483)	3,721
Increase/(decrease) in liabilities	15,763	(3,071)
Items not involving cash flows		
Depreciation	26	38
Amortisation	11,418	15,504
Employee benefits	72	(4)
Net loss/(gain) on foreign currency conversion	(744)	(1,775)
Write down/(up) value of exploration expenditure	75	26,972
Reserve movement	(417)	214
Net cash flows from operating activities	42,220	19,014
(b) Cash comprises cash balances held within Australia and overseas:		
Australia	29,364	4,322
Papua New Guinea	9	2
Cash and bank balances	29,373	4,324
Cash Flow Statement cash balance	**29,373**	**4,324**

NOTES TO THE FINANCIAL STATEMENTS FOR THE FINANCIAL YEAR ENDED 30 June 2010 (continued)

NOTE 8 EVENTS SUBSEQUENT TO BALANCE DATE

Subsequent to the end of the financial year the Company finalised the farmout of an interest in WA-389-P to Woodside Petroleum Ltd. Apart from this farmout, the Directors are not aware of any matter or circumstance since the end of the financial year, not otherwise dealt with in this report or group financial statements that has significantly or may significantly affect the operations of Cue Energy Resources Limited, the results of those operations or the state of affairs of the Company or Group.

NOTE 9 ADJUSTMENT TO PRIOR PERIOD DEFERRED TAX BALANCES

At 30 June 2009 deferred tax liabilities were understated by $2,376,000 and deferred tax assets were overstated by $1,693,000. This had the effect of overstating operating profit after tax in the 30 June 2008 financial year by $2,376,000 and understating the operating loss in the 30 June 2009 financial year by $1,693,000. Operating profit before tax was not impacted. The affected line items in the Consolidated Statement of Financial Position and retained earnings as at 1 July 2008 and 30 June 2009 and operating profit after tax in the 30 June 2009 financial year have been restated in this Preliminary Financial Report. A restated 1 July 2008 Statement of Financial Position will be included in the Annual Report.

NOTE 10 INFORMATION ON AUDITOR REVIEW

This report is based on accounts that are in the process of being audited.


cue
Cue Energy Resources Limited

Presentation

August 2010

It's all about performance


cue
Cue Energy Resources Limited

DISCLAIMER & IMPORTANT NOTICE

Various statements in this document constitute statements relating to intentions, future acts and events. Such statements are generally classified as forward looking statements and involve known risks, expectations, uncertainties and other important factors that could cause those future acts, events and circumstances to differ from the way or manner in which they are expressly or impliedly portrayed herein.

Some of the more important of these risks, expectations and uncertainties are pricing and production levels from the properties in which the Company has interests, and the extent of the recoverable reserves at those properties. In addition, the Company has a number of exploration permits. Exploration for oil and gas is expensive, speculative and subject to a wide range of risks. Individual investors should consider these matters in light of their personal circumstances (including financial and taxation affairs) and seek professional advice from their accountant, lawyer or other professional adviser as to the suitability for them of an investment in the Company.

Cue Energy Statistics


Cue Energy Resources Limited

20 Largest Shareholders

Shareholder	Ordinary Shares	Percentage Held
Todd Petroleum Mining Company Limited	163,103,314	23.52%
UOB Kay Hian Private Limited	115,396,671	16.64%
Octanex NL	43,656,168	6.30%
Todd Tasman Oil Ltd	25,920,000	3.74%
Berne No 132 Nominees Pty Ltd	10,453,280	1.51%
Portfolio Securities Pty Ltd	10,000,000	1.44%
CIMB-GK Securities Pte Ltd	9,217,769	1.33%
Peter Neville Findlay + Richard Norman Martin	8,017,134	1.16%
JP Morgan Nominees Australia Limited	5,852,621	0.84%
The Albers Companies Incorporated	4,440,745	0.64%
Grizzley Holdings Pty Limited	4,312,604	0.62%
Ernest Geoffrey Albers	4,010,784	0.58%
ANZ Nominees Limited	4,004,969	0.58%
Colin Robert MacEwan & Bronwyn Beder	4,000,000	0.58%
Finot Pty Ltd	4,000,000	0.58%
Mr Neil Clifford Abbott & Gellert Ivanson Trustee	3,800,000	0.55%
SCFI Pty Ltd	3,700,000	0.53%
Richard Tweedie	3,280,601	0.47%
Custodial Services Limited	3,193,225	0.46%
Adziel Pty Ltd	3,000,000	0.43%

Australian Registered Company

Shareholders	5,371
Listings	Australia, New Zealand, Papua New Guinea
Ordinary Shares	693,319,718
Top 20 Shareholders	434 Million (63%)
Market Capitalisation @ A28¢	$A194 Million
YTD Trading Range	19 – 32.5¢
Average Daily Volume	600,000
Cash at 30 /06/2010	A$ 29 Million
Project Loan 30/06/2010	US $12 Million
Profit 30/06/2010	A$ 25 Million
Employees	7

Top 2 Shareholders

Todd Petroleum	27%
Singapore Petroleum (Petrochina)	16.7%


Cue Energy Resources Limited

DIRECTORS & EXECUTIVES

RICHARD TWEEDIE, LL.B
Non-Executive Chairman
MD Todd Energy NZ
(27% of shares)

LEON MUSCA, LL.B
Non-Executive Director
Lawyer
(1.8% of shares)

STEVEN KOROKNAY, B Eng
Non-Executive Director
30 years experience
Joined Cue in 2009

BOB COPPIN, B Sc (Hons)
Chief Executive Officer
40 years experience, oil & gas
Joined Cue in 1994

ANDREW KNOX, B Com
Chief Financial Officer
24 years experience, oil & gas
Joined Cue in 1994

TERRY WHITE, B Sc (Hons)
Exploration Manager
29 years experience, oil & gas
Joined Cue in 2008

… 160+ years of combined oil & gas experience

Asset Location Map



Cue Energy Resources Limited
MALAYSIA
INDONESIA
PNG
AUSTRALIA
NEW ZEALAND
OIL, GAS PRODUCTION
Sampang PSC
Cue 15%
CONTINGENT GAS RESOURCE
AC/RL 7
Cue 20%
EXPLORATION
WA-389-P
Cue 35%
EXPLORATION
WA-359-P
WA-409-P
*Cue 50%
EXPLORATION
WA-360-P
Cue 15%
EXPLORATION
WA-361-P
Cue 15%
OIL PRODUCTION
PDL3
Cue 5.568892%
(SE Gobe Unit 3.285651%)
EXPLORATION
PPL190
Cue 10.947%
CONTINGENT GAS RESOURCE
PRL9
Cue 14.894%
EXPLORATION
PEP 51313 & PEP 51149
Cue 20%
OIL PRODUCTION
PMP 38160
Cue 5%
EXPLORATION
T/37P & T/38P
* Cue 50%
* Cue Operator

Hydrocarbon Inventory


Cue Energy Resources Limited

Oil Reserves



TOTAL Oil : 3.52 mmbbls

- 2.6 mmbbls (2P) Maari (NZ)
- 0.5 mmbbls (2P*) Manaia/ Maari Other (NZ)
- 0.3 mmbbls (2P*) Oyong (Indonesia)
- 0.12 mmbbls (2P) SE Gobe (PNG)

Gas Reserves/ Resources



TOTAL gas : 267 BCF

(45 mmbbls BOE)

- 120 BCF (2P†) Barikewa (PNG)
- 2.5 BCF (2P†) SE Gobe (PNG
- 120 BCF (2P†) Cash-Maple (Australia)
- 12 BCF (2P†) Wortel (Indonesia
- 12 BCF (2P) Oyong (Indonesia)

*Cue estimate
† 2P equivalent
Volumes at 31/12/2009

Net 2P Production Forecast



Cue Energy Resources Limited

BOEPD
5000
4500
4000
3500
3000
2500
2000
1500
1000
500
0
2008
2009
2010
2011
2012
2013
2014
2015
2016
2017
SE GOBE OIL
OYONG OIL
MAARI OIL
MANAIA OIL
OYONG GAS
WORTEL GAS
OTHER GAS
SE Gobe gas
Barikewa gas
Cash Maple gas
Calendar 2010
• 605,000 barrels oil
• 25% hedged forward @ US$86/bbl
• 3.1 billion cubic ft gas

... large gas potential

FINANCIAL SUMMARY


Cue Energy Resources Limited


Income
A$ MILLION
70
60
50
40
30
20
10
0
Other income
Production income
2006
2007
2008
2009
2010


EBITDA
A$ MILLION
60000
50000
40000
30000
20000
10000
0
2006
2007
2008
2009
2010


Cash Balance
A$ MILLION
35
30
25
20
15
10
5
0
2006
2007
2008
2009
2010


Borrowings
A$ MILLION
30
25
20
15
10
5
0
2006
2007
2008
2009
2010

(FISCAL YEAR)

Growth Path


cue
Cue Energy Resources Limited

...Australasian & SE Asian Focus

To develop a highly valued E & P company with market capitalisation greater than A$ 1 Billion



Organic Growth	PRODUCTION	3 fields
	DEVELOPMENT	1 field
	APPRAISAL	2 fields
	EXPLORATION	9 areas
Acquisitions/Mergers	ONGOING	

...balanced portfolio

Opportunities for Growth


Cue Energy Resources Limited



	Exploration	Appraisal	Development	Production
LNG SCALE GAS	Carnarvon Basin • Artemis • Caterina	AC/RL7: Cash - Maple PNG: Barikewa		
Oil	NZ: PEP51313 • Matariki • Te Whatu • Pike			NZ: Maari Indonesia: Oyong PNG: SE Gobe
Gas & Condensate	NZ: PEP51149 • Te Kiri • Tohu		Indonesia: Wortel PNG: SE Gobe	Indonesia: Oyong


Cue Energy Resources Limited

PROJECTS

Papua New Guinea


Cue Energy Resources Limited


PNG
AUSTRALIA

Legend
- Cue Licence
- Oil Fields
- Gas Fields
- Proposed Gas Pipeline
- Oil Pipeline

P'nyang
Hides
Juha
Mt Hagen
Goroka
Moran
Agogo
Kutubu
Gobe
PDL3
PPL190
SE Gobe
PRL8
PRL9
Barikewa
Elk/ Antelope
Kerema
Kumul Oil terminal
PNG LNG
0
100 km
Port Moresby


Cue Energy Resources Limited

South East Gobe Field - PNG

AUSTRALIA
PNG
PPL219
Gobe Main Field
Gobe 5
Gobe 4
Gobe 6
Gobe 2X
Wasuma 1
South East Gobe Field
Gobe 7X
Gobe 4
SEG
SEG 8
SEG 10
Gobe 3X
SEG 13
SEG 14
SEG 2
SEG 5
SEG 12
Saunders_1
SEG UNIT
PDL4
PPL206
PDL3
PDL4
APRL 14
PPL190
Cobra -1A
Beaver_1
Bilip_1
Tabe
NW Iehi 1
PPL190
PPL190
Iehi-1
Scale 20km

Legend
Cue Licence
Oil Field
Gas Field
Prospects/ Leads
Proposed Gas Pipeline
Oil Pipeline
Seismic
Fault
Development well

...provides base income

PRL9 - Barikewa Gas Field


Cue Energy Resources Limited


PRL9
Proposed PNG LNG Pipeline Location
Oil Pipeline
Potential Barikewa-3 location
Scale 10km

- Barikewa is a potentially large resource
  - Toro and Hedinia (2P equiv) 700 BCF
  - Mean (all zones) 1.5 TCF
  - P_{10} (all zones) 2.6 TCF

  (Source – Oil Search 2009)
- Recently acquired 60km 2D seismic data over field
- Planning to drill Barikewa-3 appraisal well in 2011
- Potential to supply to PNG LNG

JV Participants	Participating Interest
Santos Ltd	42.553% (Operator)
Oil Search (PNG) Ltd	42.5535%
Cue PNG Ltd	14.894%

…adjacent to PNG LNG infrastructure

Sampang PSC – Indonesia


Cue Energy Resources Limited


MALAYSIA
INDONESIA

MADURA ISLAND

Sampang

Pamekasan

Surabaya

AREA 1

JERUK

Persik

Kentang

OYONG

WORTEL

Pare

AREA 2

AREA 3

AREA 4

Ubur-Ubur

Oyong-Grati 14" pipeline

East Java 28" pipeline

JAVA

MADURA STRAIT

Grati

Probolinggo

Besuki

Scale 20km

Legend

- Cue Contract
- Gas Field
- Oil Field
- Prospect
- Gas Pipeline

JV Participants	Participating Interest
Santos (Operator)	45%
Singapore Petroleum	40%
Cue	15%

Oyong + Wortel Development


Cue Energy Resources Limited

JAVA SEA
MADURA
Gresik
Sumenep
Sampang
Wortel
Wellhead
Platform
7km pipeline
Surabaya
FUTURE DEVELOPMENT
Oyong
Platform
OIL PHASE
FSO
Production
Barge
MADURA STRAIT
DEVELOPMENT COMPLETED
PGN pipeline
Onshore gas
Processing plant
60km pipeline
East Java pipeline
GAS PHASE
Grati
Probolinggo
Leces
EAST JAVA

Source: Santos Ltd

...three stage development

Wortel Gas Field


Cue Energy Resources Limited

Sampang
Pamekasan
SAMPANG PSC
7km pipeline
Wortel-1
Wortel-2
2 Development wells
Oyong Field (3D detail mapping)
Pare Prospect
Limit of Oyong 3D seismic
Scale 2km
Top Mundu Formation Depth Map

RECOVERABLE GAS POTENTIAL (BCF)		
LOW	MID	HIGH
75	105	130

Capital cost	US$100 million
Cue share	US$15 million

...tie to Oyong

New Zealand
Maari Oil Field


Cue Energy Resources Limited


NEW ZEALAND
Oil producers
PMP38160
Maari -1
Moki -1
Maari -2
Maari Well Head Platform
Moki -2A
Maari South
Manaia -1
Maui -4
100m
0
5 km


Tui
Maui
Kapuni
Kupe South
Maari
Scale 20km

JV Participants	Participating Interest
OMV (Operator)	69%
Todd	16%
Horizon	10%
Cue	5%

...long term oil production

Maari Development Scheme


cue
Cue Energy Resources Limited

Wellhead Platform



Floating Production Storage Offloading (FPSO)


RAROA

Anchor chains

Subsea Production, Test, Water Injection and Umbilical

Production and water injection wells

...facilities completed


Cue Energy Resources Limited

Maari Development

- Platform, FPSO, 7 oil wells, 3 water injectors
- First oil 1Q 2009, 9.2 million barrels produced
- Initial rate ~ 35,000 bopd
  Cue share ~ 1,750 bopd
- Moki oil reserves ~ 60 million barrels*
  Cue share ~ 3 million barrels*
- Area upside + 20 - 40 mmbbls*

* Cue estimate


Maui-4
Wellhead Platform
Maari-1
7km
2km
Upper Manganui Formation
M2A Sandstone
Moki Sandstone
Lower Manganui Formation
Ngatoro Group
Manaia Structure
Mangahewa Formation
Maari Structure
Source: Horizon

...substantial upside oil potential

PEP 51313 - Matariki


Cue Energy Resources Limited


NEW ZEALAND
Kiwa – 1
Hector - 1
PEP 51313
PEP 51321
Hine
Pukeko - 1
Pukeko
Paikea
Te Whatu-2
Te Whatu
Rehua
Maari
Manaia
Matariki
Moki - 1
Moki - 2
Maari Dev
Pike
Paua
Matariki Strat-Play
North Tasman-1
Puanga
3D seismic
Puanga-iti
Takurua
Tasman-1
Fresne-1
Scale 10km
Legend
Cue Permit
Maari 3D
Matariki 3D
2D Lines
Oil Fields
Prospects
Leads
Wells

Source: Todd Petroleum 2010

- Matariki 3D acquisition completed
- Te Whatu 2D acquisition in early 2011

	Oil in Place Mean (MMstb)	Oil Resource Mean (MMstb)	Solution Gas Mean (BCF)
Matariki structural	366	115	38
Matariki stratigraphic	366	116	140
Te Whatu	302	97	29
Pukeko	194	63	19
Pike	25	5	4

JV Participants	Participating Interest
Todd Exploration	50% (Operator)
Horizon Oil (New Zealand) Limited	30%
Cue Taranaki Pty Limited	20%

PEP 51149 – Te Kiri


Cue Energy Resources Limited


Scale 5km
NEW ZEALAND
New Plymouth
PEP 51149
Cue 20%
Pungarehu
Kaimiro Gas Field
Goldie Oil Field
Ngatoro Gas and Oil Field
Tohu
Mt Taranaki
Burgess-1
Rahotu-1
Tipoka
3D seismic
Kina
Te Kiri
Te Kiri-1
Kapuni Gas Field
Legend
Cue Permit
Te Kiri 3D
2D Lines
Oil Fields
Prospects
Leads
Source: Todd Petroleum 2009

- Drilling decision on Te Kiri in 3Q, 2010

JV Participants	Participating Interest
Todd Exploration	40% (Operator)
Mighty River Power Gas Investments Ltd	30%
Cue Taranaki Pty Limited	20%
Mosaic Oil Limited	10%

	Mean GIP (Bcf)	Mean Rec. Res. (Bcf)	Mean Cond. Res. (MMbbls)
Te Kiri prospect	272	168	5.6
Tohu lead	401	252	8.5
Pangerahu lead	1400	740	26


Cue Energy Resources Limited

Australia
Carnarvon Basin Permits


LEGEND
Oil Field
Gas Field
Cue Operated Permit
Cue Non-Operated Permit
Caterina prospect
WA-389-P
Rose 3D and 2D seismic survey
WA-409-P
WA-359-P
WA-361-P
WA-360-P
Artemis prospect 12 TCF
Planned Wheatstone Development 8.6 Mtpa
40 TCF
NWSV Existing LNG 16.3 Mtpa
Pluto LNG 4.3 Mtpa Phase 1
Gorgon LNG 15 Mtpa
0
50 km

- 5 permits on trend with major discoveries and new developments
- Significant existing and planned LNG processing capacity in the region
- Possible 3rd party access
- WA-360-P: Artemis -1
  - 12 TCF potential
  - Cue 15% free carry
  - Drilling in 4Q 2010
- WA-389-P: Caterina -1
  - 3D seismic in 2010
  - Drilling in 2011

...large gas potential adjacent to LNG developments

WA-389-P: Prospects & Leads


Cue Energy Resources Limited


WA-389-P
Rose 3D survey
Ezard
Donovans
The Point
Caterina
Movida
Rockpool
Intimo
Proposed New 3D
1440km²
Banambu 3D survey
Scale 10km

- Farmout to Woodside
  - 1440km^2 new 3D seismic in 2010
  - Drill one well in 2011
- 8 large prospects and leads
- Cue retains 35% interest

PRIMARY TARGET POTENTIAL			
Gas-in-Place	Low (Tcf)	Mid (Tcf)	High (Tcf)
Caterina-1 Prospect	2.7	3.9	5.3
Rockpool lead	1.2	1.5	1.9
Ezard lead	0.5	1.6	10.9

(upside in up to 3 other objectives)

...potential to supply an LNG development

WA-389-P: Caterina Prospect


Cue Energy Resources Limited


Rose 2D seismic
Rose 3D seismic
WA-389-P


WA-389-P
CUE 100%
ROSE 3D Seismic
4400
4500
4300
4200
Scale 5km

Near Top Mungaroo - Depth Map

Caterina prospect

- Strong amplitude, AVO response
- Inversion study predicts 80% chance of gas
- Significant upside, P_{50} gas in place for all objectives is 10.7 TCF
- Water Depth 1100 metres
- Depth to primary target ~3000m below sea floor

AC/RL7 - Cash Maple Gas Field


Cue Energy Resources Limited


Sunrise-
Troubadour
Evan Shoals
Bayu-Undan
200km
Cash-Maple
700km
Crux
Petrel
Darwin
Scott Reef
Ichthys
Blacktip
Calliance
Scale 100km


AC/RL7
Cash-Maple
Field
Cash-2 (proposed)
Cash-1
Pequalin-1
Maple-1
Scale 5km
Modified from PTTEP 2010

Recoverable gas (BCF) POTENTIAL		
1P equiv	2P equiv	3P equiv
290	640	1430

JV Participants	Participating Interest
Cue Energy Resources Ltd	20%
PTTEP	80%*

...future floating LNG potential

Activity Timing


Cue Energy Resources Limited

CUE INDICATIVE TIME LINE		2010 1Q	2010 2Q	2010 3Q	2010 4Q	2011 1Q	2011 2Q	2011 3Q	2011 4Q
EXPLORATION SEISMIC									
Barikewa (2D)									
PEP51313 (3D and 2D)	Matariki/ Te Whatu								
WA-389-P (3D)									
WA-409-P (2D)									
PEP51149 (2D)									
DRILLING									
WA-360-P	Artemis-1								
PRL8	Barikewa-3								
AC/RL7	Cash-2								
PEP51149	Te Kiri -1								
Sampang PSC	Wortel Development								
WA-389-P	Caterina-1								
PEP51313	Matariki -1								
DEVELOPMENT PROGRAM									
WORTEL	Gas Development			FID *					
WORTEL	Gas Production								
PRODUCTION									
SE GOBE	Oil Production								
MAARI	Oil Production								
OYONG	Oil Production								
OYONG	Gas Production								


Cue Energy Resources Limited

SUMMARY

WHY INVEST IN CUE

Balanced portfolio

- **Very large gas upside**
- **High potential exploration acreage**
- **Ongoing exploration drilling**
- **Appraisal drilling**
- **Oil production**
- **Gas production**

It's all about performance